THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS, AND CONDITIONS WHICH ARE SET FORTH HEREIN.

AMENDED AND RESTATED OPERATING AGREEMENT OF HOME TO HARMONY PRODUCTIONS, LLC

THIS AMENDED AND RESTATED OPERATING AGREEMENT OF HOME TO HARMONY PRODUCTIONS, LLC (this "Agreement") is made as of this 24 day of March, 2025 (the "Effective Date") by and among the parties listed on the signature pages hereto and each other Person who becomes a Member in accordance with the terms of this Agreement. Capitalized terms used herein without definition have the meanings set forth in Section 1.1 of this Agreement.

RECITALS

A. On December 9, 2024, the Certificate of Formation of the Company was filed with the Secretary of State of the State of Delaware under the name "HOME TO HARMONY PRODUCTIONS, LLC";

B. On December 9, 2024, the Operating Agreement of the Company was reviewed, adopted, approved and ratified by the Manager and the Common Member of the Company as the Operating Agreement of the Company (the "Initial Operating Agreement");

C. The Company was formed, among other purposes, in order to finance the writing, production and distribution of the television series *Home to Harmony*;

D. The Company intends to raise up to a maximum of Fifteen Million Dollars ($15,000,000) via (1) a private placement offering for Preferred Units with a minimum of Four Million Dollars ($4,000,000) up to a maximum of Ten Million Dollars ($10,000,000) being made in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Rule 506(b) of Regulation D of the Securities Act, as well as certain corresponding state laws (the "Preferred Offering"), and (2) a crowdfunding financing through a third-party, special purpose vehicle Home to Harmony Productions SPV, LLC, a Delaware limited liability company, which was formed for the exclusive purpose of raising up to Five Million Dollars ($5,000,000) in reliance on an exemption from the Securities Act pursuant to Section 4(a)(6) (the "Crowdfunding Financing"), and will subsequently purchase one hundred percent (100%) of the issued Common Class CF Units of the Company and serve as the Common Class CF Member of the Company (such purchase of Common Class CF Units, the "Crowdfunding Offering");

E. The Preferred Offering contemplates that those parties who purchase Preferred Units in the Preferred Offering will be admitted as Preferred Members of the Company, and the Manager desires for such parties to be admitted as additional Preferred Members pursuant and subject to the terms of this Agreement;

F.	The Crowdfunding Offering contemplates that the Common Class CF Member will be admitted as the Common Class CF Member of the Company pursuant and subject to the terms of this Agreement; and

G.	The parties hereto desire to amend the Initial Operating Agreement, and enter into this Agreement in order to, among other things, admit the Common Class CF Member, admit those parties who purchase Preferred Units as Preferred Members, and to delineate each Member's respective rights and obligations as Members, to provide for the Company's management and to provide for certain other matters, all as permitted under the Act.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein made and intending to be legally bound, the Members agree as follows:

ARTICLE I
DEFINED TERMS

1.1.	In addition to the terms defined in the opening paragraph and recitals of this Agreement, the following capitalized terms shall have the meanings specified in this Section 1.1.

"Act" means the Delaware Limited Liability Company Act, codified in Delaware Code Annotated, Title 6, Chapter 18, Section 18-101, *et seq.*, as the same may be amended from time to time.

"Adjusted Book Value" means, with respect to any asset, such asset's adjusted basis for federal income tax purposes, with the following exceptions and adjustments:

(i)	The initial Adjusted Book Value of any asset contributed to the Company by a Member shall be the fair market value of such asset (unreduced by liabilities secured by such asset) as determined by the Manager at the time of such contribution;

(ii)	The Adjusted Book Values of all Company assets shall be adjusted to equal their respective fair market values (unreduced by liabilities secured by such assets), as determined by the Manager as of the following times: (a) the acquisition from the Company of an additional Interest by any new or existing Member in exchange for more than a *de minimis* Capital Contribution Interest if the Manager determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; (b) the distribution by the Company to a Member of more than a *de minimis* amount of Company property as consideration for an Interest if the Manager determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; (c) the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of becoming a Member if the Manager determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; and (d) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g);

(iii)	The Adjusted Book Value of any Company asset distributed to any Member shall be the fair market value of such asset (unreduced by liabilities secured by such asset) on the date of distribution as determined by the Manager;

(iv)	The Adjusted Book Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Adjusted Book Values shall not be adjusted pursuant to this subsection (iv) to the extent the Manager determines that an adjustment pursuant to subsection (ii) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (iv); and

(v)   The Adjusted Book Value of each asset determined or adjusted pursuant to subsections (i), (ii) or (iv) above shall thereafter be adjusted by the Depreciation taken into account with respect to such asset in computing Profit or Loss.

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in the Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

(i)   credit to such Capital Account any amounts that such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences in Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(ii)   debit to such Capital Account the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"Affiliate" means a Person who directly or indirectly controls, is controlled by or is under common control with the Person specified, or a Family Member.

"Capital Account" means the account maintained by the Company for each Member in accordance with Regulations Section 1.704-1(b)(2)(iv)(f) and the following provisions:

(i)   A Member's Capital Account shall be credited with the Member's Capital Contributions, the amount of any Company liabilities assumed by the Member (or which are secured by Company property distributed to the Member), the Member's distributive share of Profit and any item in the nature of income or gain allocated to such Member pursuant to the provisions of Section 6.1 and Section 6.4;

(ii)   A Member's Capital Account shall be debited with the amount of money and the Adjusted Book Value of any other Company property distributed to the Member, the amount of any liabilities of the Member assumed by the Company, the Member's distributive share of Loss and any item in the nature of expenses or losses allocated to the Member pursuant to the provisions of Section 6.1 and Section 6.4; and

(iii)   If any Interest (or portion thereof) is Transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the Transferred Interest (or portion thereof). If the book value of Company property is adjusted pursuant to the definition of Adjusted Book Value, the Capital Account of each Member shall be adjusted in accordance with the definitions of Adjusted Book Value and Profit to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or loss equal to the amount of such aggregate adjustment.

(iv)   In determining the amount of any liability for purposes of clauses (i) and (ii) of this definition of Capital Account, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

It is intended that the Capital Accounts of all Members shall be maintained in compliance with the provisions of Regulations Section 1.704-1(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation. In the event the Manager shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities that are secured by contributed or distributed property or that are assumed by the Company or the Members), are computed in order to comply with such Regulations, the Manager may make such modification, provided that it is not likely to have a material adverse effect on the amounts distributable to any Member pursuant to this Agreement upon a liquidation of the Company. The Manager also may (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704-1(b)(2)(iv)(g), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b).

"Capital Contribution" means (i) the aggregate Purchase Price paid by the Common Class CF Member for such Common Class CF Member's Common Class CF Units, (ii) in the case of the Preferred Members, the aggregate Purchase Price paid by a Preferred Member for such Preferred Member's Preferred Units, or, (iii) in the case of the Common Members, the aggregate purchase price paid by a Common Member for such Common Member's Common Units, which is or has been contributed (or deemed contributed under Regulations Section 1.704-1(b)(2)(iv)(d)) to the Company with respect to the Interest held by such Member as of the time in question.

"Certificate of Formation" means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on December 9, 2024.

"Closing" means the closing of the sale of Common Class CF Units subject to the Crowdfunding Offering, or the closing of the sale of Preferred Units subject to the Preferred Offering.

"Code" means the Internal Revenue Code of 1986, as amended, modified or supplemented from time to time, or any corresponding provision of any succeeding law.

"Common Members" means those Members holding Common Units (which, as of the Effective Date, is only the Manager).

"Common Percentage Interest" means, with respect to any Common Member, as of any date, the ratio (expressed as a percentage) of the number of Common Units held by such Common Member on such date to the aggregate issued and outstanding Common Units held by all Common Members on such date.

"Common Unit" shall have the meaning set forth under Section 3.1 hereof. As of the Effective Date, all of the Common Units are held by the Manager.

"Common Class CF Member" means the Member holding Common Class CF Units (which will only be Home to Harmony Productions SPV, LLC, a Delaware limited liability company).

"Common Class CF Percentage Interest" means, with respect to the Common Class CF Member, as of any date, the ratio (expressed as a percentage) of the number of Common Class CF Units held by such

Common Class CF Member on such date to the aggregate issued and outstanding Common Class CF Units held by the Common Class CF Member on such date.

"Common Class CF Unit" shall have the meaning set forth under Section 3.1 hereof.

"Company" means Home to Harmony Productions, LLC, a Delaware limited liability company, the limited liability company formed in accordance with this Agreement.

"Depreciation" means, for each fiscal year of the Company (or other period for which Depreciation must be computed), an amount equal to the depreciation, amortization or cost recovery deduction allowable with respect to the Company's assets for such period for U.S. federal income tax purposes, except that if the Adjusted Book Value of any asset differs from its adjusted basis for federal income tax purposes at the beginning of any such period, the Depreciation with respect to such asset shall be an amount which bears the same ratio to the beginning Adjusted Book Value of such asset as the federal income tax depreciation, amortization or cost recovery deduction allowable with respect to such asset for such period bears to such asset's adjusted tax basis at the beginning of such period; provided, however, that if the adjusted tax basis for federal income tax purposes of an asset at the beginning of such fiscal year or other period is zero, Depreciation shall be determined with reference to such Adjusted Book Value using any reasonable method selected by the Manager.

"Economic Risk of Loss" means the economic risk of loss within the meaning of Section 1.752-2 of the Regulations.

"Entity" means any general partnership, limited partnership, corporation, limited liability company, joint venture, trust, business trust, cooperative, association or other form of organization.

"Family Member" means an individual's (i) spouse, parent, grandparent, adult sibling, adult child or adult grandchild, or (ii) any trust established for the benefit of such individual(s), for the benefit of any minor child or minor grandchild of such individual(s), or for the benefit of any other individual described in (i) above, or (iii) any entity in which any individual or combination of individuals described in (i) is the direct or indirect owner of a majority in interest thereof and holds voting control.

"Home to Harmony Productions SPV, LLC" means the Common Class CF Member.

"Imputed Underpayment Amount" means any "imputed underpayment" within the meaning of Section 6225 of the Code (and any Regulations promulgated thereunder and with respect thereto), and under any comparable provision of state or local law, paid (or payable) by the Company as a result of an adjustment with respect to any item of Company income, loss, gain, deduction or credit, including any interest or penalties with respect to any such adjustment.

"Interest" means, as to each Member, such Member's interest and ownership in the Company, including, without limitation, a Member's share, if any, of the Profits and Losses of, and the right to receive distributions from, the Company and the right to participate in the management of and vote on matters coming before the Company under the terms and provisions hereof.

"Investment Amount" means, respectively, the Capital Contribution of any of the Common Members, the Common Class CF Member or any of the Preferred Members, as the case may be.

"Investor Suitability Questionnaire" shall mean that certain Investor Suitability Questionnaire completed by each Investor in connection with their purchase of Preferred Units.

"IRS" means the U.S. Internal Revenue Service.

"Liquidation" means (i) the liquidation, dissolution or winding up of the Company; (ii) any reorganization, merger, consolidation or similar transaction (or series of related transactions) in which the outstanding Units of the Company immediately prior to such transaction or series of related transactions represents less than a majority of the voting power of (a) the surviving entity or, (b) the parent of such surviving entity if the surviving entity is owned by such parent, immediately following such transaction or series of related transactions; or (iii) a sale, license or other conveyance of all or substantially all of the assets of the Company.

"Manager" means Harmony Productions Inc., a Delaware corporation.

"Majority-In-Interest of the Common Members" means the Common Members holding a majority of the Common Units, assuming one (1) vote per Unit, for this purpose.

"Majority-in-Interest of the Preferred Members" means the Preferred Members holding a majority of the Preferred Units, assuming one (1) vote per Unit, for this purpose.

"Member" means each Person signing this Agreement and any Person who subsequently is admitted as a Member of the Company.

"Member Minimum Gain" has the meaning ascribed to "partner nonrecourse debt minimum gain" as set forth in Regulations 1.704-2(i)(3).

"Member Nonrecourse Debt" has the meaning ascribed to the term "partner nonrecourse debt" in Section 1.704-2(b)(4) of the Regulations.

"Member Nonrecourse Deductions" means the Company deductions, losses and Code Section 705(a)(2)(B) expenditures that are treated as deductions, losses and expenditures attributable to Member Nonrecourse Debt under Section 1.704-2(i)(2) of the Regulations.

"Minimum Gain" with respect to any taxable year of the Company means the "partnership minimum gain" of the Company computed strictly in accordance with the principles of Section 1.704-2(d) of the Regulations.

"Net Capital Proceeds" means the (a) net cash resulting from Profits of the Company, (b) a sale, financing or other liquidation event concerning the Company, or (c) a dissolution of the Company.

"Net Cash Flow" means, with respect to any event giving rise to Net Capital Proceeds, the amount of such Net Capital Proceeds less any accrued Operating Expenses.

"Nonrecourse Deduction" shall have the meaning set forth in Regulations Section 1.704-2(b)(1).

"Nonrecourse Liability" has the meaning set forth in Section 1.704-2(b)(3) of the Regulations.

"Notification" means a writing containing the information required by this Agreement to be communicated to any Person, as provided in Section 12.3 hereof.

"Operating Expenses" has the meaning given to such term in Section 4.9(c).

"Organizational and Offering Expenses" means the legal, accounting, mailing, printing and other expenses incurred in connection with the organization of the Company, the preparation of this Agreement and the offer and sale of the Common Class CF Units and the Preferred Units, and all general and administrative expenses directly related to the offer and sale of the Common Class CF Units and Preferred Units and organization of the Company.

"Percentage Interest" means with respect to any Member as of any date, the ratio (expressed as a percentage) of the number of Units held by such Member on such date to the aggregate issued and outstanding Units held by all Members on such date.

"Permitted Transfer" Subject to compliance with Article VIII, but without compliance with the consent requirements of Section 8.1 and Section 8.2, a Member may Transfer that Member's Interest to any Affiliate of the Member, provided that, in the case of an Affiliate other than a Family Member, that Member remains in voting control of the Affiliate and if the Member ceases to be in voting control of such Affiliate, a "Transfer" that is not a Permitted Transfer shall be deemed to be proposed to occur and the provisions of Article VIII shall apply with respect thereto. In the case of any such Permitted Transfer, the Transferred Interests shall remain subject to the provisions of this Agreement in the hands of the Permitted Transferee provided that all other conditions of transfer set forth in Article VIII shall have been satisfied, and the Member shall have submitted copies of all pertinent documentation to the Company at least five days prior to completion of the transaction to demonstrate that the Transfer is a Permitted Transfer. Except in the case of a Permitted Transferee who is a Family Member, a Permitted Transferee may not subsequently Transfer Units except to a Person that would be a Permitted Transferee of the original transferring Member.

"Permitted Transferee" means a Person holding Interests pursuant to a Permitted Transfer.

"Person" means any individual, Entity, or government or other agency or political subdivision thereof, and the heirs, personal representatives, successors and assigns of such Person.

"Preferred Members" mean those Members holding Preferred Units.

"Preferred Percentage Interest" means with respect to any Preferred Member, as of any date, the ratio (expressed as a percentage) of the number Preferred Units held by such Preferred Member on such date to the aggregate issued and outstanding Preferred Units held by all Preferred Members on such date.

"Preferred Units" shall have the meaning set forth under Section 3.1 hereof.

"Profit" and "Loss" means, for each fiscal year of the Company (or other period for which Profit or Loss must be computed), the Company's net taxable income or loss determined in accordance with Code Section 703(a), with the following adjustments:

(i)   all items of income, gain, loss, deduction, or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing taxable income or loss;

(ii)   any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(iii)   any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulations Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss;

(iv)   gain or loss resulting from any disposition of Company property for which gain or loss is recognized for federal income tax purpose shall be computed by reference to the Adjusted Book

Value of the property disposed of, notwithstanding the fact that the Adjusted Book Value differs from the adjusted basis of the property for federal income tax purposes;

        (v)   in lieu of the depreciation, amortization, or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the Depreciation of the asset;

        (vi)   notwithstanding any other provision of this definition, any items which are specially allocated pursuant to <u>Section 6.4</u> hereof shall not be taken into account in computing Profit or Loss and each item of Company income, gain, loss and deduction shall be taken into account only once;

        (vii)   in the event the Adjusted Book Value of any Company asset is adjusted pursuant to clauses (ii) or (iii) of the definition of Adjusted Book Value herein, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Loss; and

        (viii) to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profit or Loss.

"Purchase Price" means one dollar ($1.00) per Common Class CF Unit, and one dollar ($1.00) per Preferred Unit.

"Regulations" means the income tax regulations, including any temporary regulations, from time to time promulgated under the Code, as such regulations may be amended, modified or supplemented from time to time (including corresponding provisions of succeeding regulations).

"Sole Common Member" means Harmony Productions Inc. (which, as of the Effective Date, is the Manager).

"Subscription Agreement" shall mean either (i) that certain Common Class CF Unit Subscription Agreement entered into by and between the Company and Home to Harmony Productions SPV, LLC, pursuant to which such purchaser agrees to purchase the Common Class CF Units at the Purchase Price, or (ii) that certain Preferred Unit Subscription Agreement entered into by and between the Company and each purchaser of Preferred Units, pursuant to which such purchaser agrees to purchase the Preferred Units at the Purchase Price.

"Tax Rate" means the highest marginal United States federal and state and local tax rates for an individual or corporation, as applicable, taking into account the character of the income and any other assumptions or considerations deemed appropriate by the Manager.

"Transfer" means, when used as a noun, any direct or indirect sale, hypothecation, pledge, assignment, attachment, or other transfer, and, when used as a verb, to sell, hypothecate, pledge, assign, or otherwise transfer.

"Unit" means the designation which the Company has established to represents an Interest of the Company, including any and all benefits to which the holder of such Interest may be entitled as provided in this Agreement, together with all obligations of such holder to comply with the terms and provisions of this Agreement. As of the Effective Date, there are only three (3) classes of Units, Common Units, Common Class CF Units, and Preferred Units, each in an amount authorized for issuance as set forth in Section 3.1.

"Unreturned Capital" means for each Member from time to time, the excess of (i) such Member's aggregate Capital Contributions reduced by (ii) the aggregate distributions to such Member pursuant to Section 6.2(a) (including pursuant to Sections 6.2(b) and 9.3).

[END OF ARTICLE I]

ARTICLE II
FORMATION AND NAME: OFFICE; PURPOSE; TERM

2.1.   Organization. Pursuant to the Act, the Company was formed under the laws of the State of Delaware by filing the Certificate of Formation with the Secretary of State of the State of Delaware and such filing is ratified by the Members by entering into this Agreement. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

2.2.   Name of the Company. The name of the Company is "Home to Harmony Productions, LLC." The Company may do business under that name and under any other name or names that the Manager selects. If the Company does business under a name other than that set forth in its Certificate of Formation, then the Company shall file a trade name certificate as required by law.

2.3.   Principal Place of Business. The principal office of the Company is and shall be 200 S. Wilcox St., Suite 113, Castle Rock, Colorado 80104, unless changed by the Manager, upon providing written notice of the change to the Members.

2.4.   Purpose. The nature of the business and of the purpose to be conducted and promoted by the Company is to engage in any lawful activity for which a limited liability company may be organized under the Act.

2.5.   Statutory Compliance. The Company shall exist under and be governed by, and this Agreement shall be construed in accordance with the applicable laws of the State of Delaware. The Manager shall cause the Company to make all filings and disclosures required by, and shall otherwise comply with, all such laws. The Company shall execute and file in the appropriate records any documents and instruments as may be necessary or appropriate with respect to the formation of, and conduct of the business by, the Company.

2.6.   Qualification. The Company shall qualify to do business in any jurisdiction as may be required under the laws of such jurisdiction. The Manager shall cause the execution, delivery and filing of any necessary or advisable amendments or restatements to the Certificate of Formation, and any other certificates, notices, statements or other instruments (and any amendments or statements thereof) necessary or advisable for the operation of the Company in all jurisdictions where the Company may elect to do business.

2.7.   Resident Agent. The name and address of the agent for service of process of the Company designated in the Certificate of Formation is Paracorp Incorporated, 2140 S. Dupont Hwy, Camden, Delaware 19934 (County of Kent). The agent for service of process of the Company may be changed from time to time by the Manager, subject to applicable law.

2.8.   Term. The term of the Company shall continue indefinitely, unless its existence is sooner terminated pursuant to Article IX of this Agreement.

2.9.   Members. The names, present mailing addresses, Capital Contributions, Capital Account balance as of the Effective Date, type and number of Units, Common Percentage Interest, Common Class CF Percentage Interest, and/or Preferred Percentage Interest of each of the Members are kept in the official books and records of the Company, as may be amended and consecutively dated from time to time. The Manager shall update the official books and records of the Company_ from time to time to accurately reflect the information thereon, which shall not require the consent of any Member.

[END OF ARTICLE II]

ARTICLE III
AUTHORIZED UNITS AND RELATED MATTERS

3.1.   Authorized Units. The Company may issue Interests which shall be represented by Units. As of the date of this Agreement the Company has authorized thirty one million (31,000,000) Units for issuance. The Units shall be comprised, initially, of: sixteen million (16,000,000) Common Units, which shall be the Interests owned and held or to be owned and held by the Manager and/or other Common Members (the "Common Units"); (ii) five million (5,000,000) Common Class CF Units (the "Common Class CF Units"), which shall be the Interests owned and held or to be owned and held by the Common Class CF Member; and (iii) ten million (10,000,000) Preferred Units (the "Preferred Units"), which shall be the Interests owned and held or to be owned and held by the Preferred Members. Except as otherwise provided herein, the Manager may increase or decrease the number of Units authorized by the Company as well as the designation of the classes of any Units.

3.2.   Issued Units. As of the Effective Date, there are issued and outstanding: (i) sixteen million (16,000,000) Common Units are issued and outstanding and owned of record by the Manager, (ii) the Common Class CF Units in the amounts set forth below, as the same shall be updated and consecutively dated in the books and records of the Company from time-to-time and (iii) the Preferred Units in the amounts set forth below, as the same shall be updated and consecutively dated in the books and records of the Company from time-to-time. Up to five million (5,000,000) Common Class CF Units are being made available for issuance through the Common Class CF Offering, and the Common Class CF Member shall be admitted to the Company upon the Closing of the Common Class CF Units. Up to ten million (10,000,000) Preferred Units are being made available for issuance through the Preferred Offering, and Preferred Members shall be admitted to the Company upon the Closing, and upon each subsequent closing of the sale of Preferred Units by the Company. Neither the Common Class CF Member nor any of the Preferred Members shall hold any voting rights with respect to any Common Class CF Units or Preferred Units, as applicable.

3.3.   Subscription Agreement. In order for Home to Harmony Productions SPV, LLC to acquire the Common Class CF Units, and for each person desiring to acquire Preferred Units and become a Member of the Company, he, she or it shall first deliver a signed applicable Subscription Agreement to the Company for the total number of Common Class CF Units or the total number of Preferred Units desired, which shall be unconditional and binding on a person when submitted. The Manager shall have the right to accept or reject each Subscription Agreement in its sole discretion. Acceptance of a Subscription Agreement shall be evidenced by its execution by the Manager.

3.4.   Investor Suitability Questionnaire. Each person desiring to acquire Preferred Units and become a Member of the Company shall deliver, in addition to the Subscription Agreement, a signed Investor Suitability Questionnaire, which shall be unconditional and binding on a person when submitted. An Investor Suitability Questionnaire shall not be required by Home to Harmony Productions SPV, LLC in connection with its acquisition of the Common Class CF Units, provided that every member of Home to Harmony Productions SPV, LLC who purchases units of that entity through the Crowdfunding Financing first represents and warrants acknowledgement to investment limitations based on such person's annual net income, net worth and previous investments through other regulation crowdfunding offerings, and is compliant with such limitations based on the total amount of units purchased via the Crowdfunding Financing.

3.5.   Joinder to this Agreement. Each person desiring to acquire either Common Class CF Units or Preferred Units, as applicable, and become a Member of the Company shall deliver, in addition to the applicable Subscription Agreement, a signed "Joinder" to this Agreement, pursuant to which such person agrees to (i) become a Member of the Company, and (ii) be bound by the terms of this Agreement. The Manager shall have the right to accept or reject each Joinder received in its sole discretion.

3.6.   Percentage Interest. The aggregate number of Units held by each Member and the corresponding class and percentage of the aggregate number of Units outstanding are represented by the Common Percentage Interests, the Common Class CF Percentage Interests and/or the Preferred Percentage Interests set forth opposite the name of such Member as kept by the Company in its official books and records, as the same may be amended and consecutively dated from time to time in accordance herewith.

3.7.   Units; Certificates. The Manager may make such rules and regulations as it may deem appropriate concerning the issuance and registration of Units, including, without limitation, the issuance of certificates representing Units. Unless the Manager determines otherwise, Units shall be issued without certificates.

[END OF ARTICLE III]

ARTICLE IV
MEMBERS; CAPITAL; CAPITAL ACCOUNTS

4.1.   Initial Capital Contributions. The Members have contributed to the Company the cash as their initial Capital Contributions in exchange for such Units as set forth set forth in the books and records of the Company. The books and records of the Company may be amended and consecutively dated, from time to time, in accordance with the terms of this Agreement.

4.2.   Capital Accounts. An individual Capital Account shall be established and maintained by the Company for each Member in accordance with the applicable provisions of the Code and the Regulations as amended from time to time, including Regulation Section 1.704-1(b)(2)(iv). The Manager is authorized to modify the manner which the Capital Accounts are maintained in accordance with the terms of this Agreement.

4.3.   Additional Capital Contributions; Additional Members. Except as provided in Section 4.1 hereof, no Member shall be required to make a Capital Contribution, loan or advance to the Company or guaranty or make any other financial commitment with respect to any debt or other obligation of the Company, including to fund operations of the Company or meet any tax liabilities of the Members (including tax liabilities arising from phantom income). Notwithstanding the foregoing, the Manager, in its sole and absolute discretion, may in the future accept additional Capital Contributions and/or admit new Members to the Company, which shall result in a dilution of a Member's Percentage Interest in the Company.

4.4.   Withdrawal. Except as otherwise expressly provided in this Agreement, no Member will be entitled to demand or receive a return or repayment of any Capital Contributions or otherwise withdraw from the Company prior to the Company's dissolution and liquidation. No Member may withdraw or resign as a Member except in accordance with this Agreement or with the prior written consent of the Manager.

4.5.   Payments of Individual Obligations. The Company's assets shall be used solely for the benefit of the Company, and no asset of the Company shall be transferred or encumbered for or in payment of any individual obligation of a Member.

4.6.   Limitation of Liability. Each Member's liability for the debts and obligations of the Company shall be limited as set forth in the Act.

4.7.   [Intentionally Omitted].

4.8.   Compensation. Except as specifically set forth in this Agreement or a separate Agreement between the Company and such Member, no Member shall receive any interest, salary, compensation, draw or reimbursement with respect to its Capital Contributions or its Capital Account.

4.9.   Reimbursement of Expenses.

(a)   Expenses Generally. Except as otherwise expressly provided in this Agreement, no compensatory payment shall be made by the Company to any Member for the services to the Company of such Member or any member or employee of such Member.

(b)   Organizational and Offering Expenses. All Organizational and Offering Expenses incurred by the Manager, or Home to Harmony Productions SPV, LLC, in connection with formation of the Company shall be reimbursed by the Company to the Manager and Home to Harmony

Productions SPV, LLC.

        (c)   <u>Operating Expenses</u>. The Company shall be responsible for all costs and expenses relating to the Company's activities and operations, day-to-day business and the on-going business of the Company (the "<u>Operating Expenses</u>"). Operating Expenses shall include, but not be limited to the following:

        (i)   all Organizational and Offering Expenses and Operating Expenses;

        (ii)   any and all expenses incurred in connection with the preparation of the financial statements and reports, tax returns, Schedule K-1s (or similar schedules) and other communications with Members regarding such matters and in connection with audits with respect to audits of the Company and administrative proceedings undertaken by the Partnership Representative with respect to taxes;

        (iii)   any and all fees and disbursements of attorneys and accountants relating to Company matters;

        (iv)   any and all taxes and other governmental charges that may be incurred or payable by the Company;

        (v)   any insurance premiums or expenses incurred by the Company in connection with the activities of the Company, including errors, omissions, fidelity, general partner liability, fiduciary, directors' and officers' liability and similar coverage for any Person acting on behalf of the Company;

        (vi)   any and all expenses (including legal fees and expenses) incurred to comply with any law or regulation related to the activities of the Company (including regulatory expenses of the Manager and the Company) or incurred in connection with any litigation or governmental inquiry, investigation or proceeding involving the Company, including the amount of any judgments, settlements or fines paid in connection therewith;

        (vii)   any and all expenses incurred in connection with the dissolution, winding up or termination of the Company;

        (viii)   any and all expenses related to defaults by Members in the payment of any Capital Contributions;

        (ix)   any and all expenses incurred in connection with any amendments, modifications, revisions or restatements to the constituent documents of the Company;

        (x)   any and all expenses incurred in connection with distributions to the Members;

        (xi)   any and all expenses associated with Company's borrowings, including debt service payments, and other Company liabilities;

        (xii)   any and all expenses incurred in connection with any meeting of the Members, including airfare and other reasonable travel expenses;

(xiii) any and all personnel expenses (including salaries, payroll taxes, benefits and other related expenses), reasonably allocated to the Company by the Manager; and

(xiv) any and all expenses related to the Company's indemnification obligations contained herein (provided that such expenses are incurred by the Company in accordance with such provisions).

(d) Payments of Operating Expenses. The Manager shall cause Operating Expenses to be paid out of amounts otherwise distributable to Members as distributions of Net Cash Flow and Net Capital Proceeds pursuant to Article VI. To the extent sufficient funds are not available to pay all such Operating Expenses, the Manager may, but shall have no obligation to, pay the deficient amount on behalf of the Company, and the Company shall reimburse the Manager for all such payments out of amounts otherwise distributable to Members.

4.10. Conflicts of Interest, Exclusivity. Except as expressly set forth in this Agreement to the contrary, each Member and their respective Affiliates may engage in and possess interests in other business ventures of any and every type and description, independently or with others, including ones in competition with the Company, with no obligation to offer to the Company or any other Member the right to participate therein or to account therefor.

4.11. No Liability. Notwithstanding anything to the contrary in this Agreement, upon a liquidation of the Company within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations, if any Member has a negative Capital Account balance (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), that Member shall not have any obligation to make any contribution to the capital of the Company, and the negative balance of that Member's Capital Account shall not be considered a debt owed by that Member to the Company or to any other Person for any purpose whatsoever.

[END OF ARTICLE IV]

ARTICLE V
VOTING

5.1. <u>Voting</u>. On any matters submitted to Members for approval, each Common Unit shall be entitled to one (1) vote. Except as may otherwise be required by the Act, or as set forth in <u>Section 7.1(j)</u>, neither the Common Class CF Member nor the Preferred Members shall hold any voting rights with respect to any Common Class CF Units or Preferred Units.

[END OF ARTICLE V]

ARTICLE VI
DISTRIBUTIONS AND ALLOCATIONS OF PROFIT AND LOSS

6.1.   Allocation of Profit or Loss. Subject to Section 6.4, Profit and Loss and items thereof for any fiscal year (or portion thereof) shall be allocated among the Members such that the Capital Account of each Member shall be equal to the excess of (a) the amount which would be distributed to such Member determined as if the Company were to (i) liquidate the assets of the Company for an amount equal to their Adjusted Book Value, (ii) pay all Company liabilities in cash according to their terms (limited, with respect to each Nonrecourse Liability, to the Adjusted Book Values of the assets securing such Nonrecourse Liability) and (ii) distribute the proceeds of such liquidation pursuant to Section 9.3, over (b) such Member's share of Minimum Gain (as determined according to Regulations Sections 1.704-2(d) and (g)(3)) and such Member's Member Minimum Gain (as determined according to Regulations Section 1.704-2(i)).

No Member shall be allocated Loss or deductions if the allocation would cause the Member to have an Adjusted Capital Account Deficit, and any such Loss or deductions not so allocated shall be allocated to the other Members in accordance with the terms of this Agreement.

6.2.   Distributions.

(a)   Except as otherwise provided in this Agreement, subject to Section 6.6, distributions of Net Cash Flow shall be made when deemed prudent by the Manager in its discretion, as soon as reasonably practicable following the transaction generating the applicable Net Capital Proceeds. When made, distributions of Net Cash Flow shall be made by the Manager as follows:

(i)   First, to the Preferred Members pro rata in proportion to their respective interests, until the aggregate distributions to the Preferred Members under this subsection are equal to the aggregate Capital Contributions of the Preferred Members;

(ii)   Second, to the Common Class CF Member, until the aggregate distributions to the Common Class CF Member under this subsection is equal to the aggregate Capital Contributions of the Common Class CF Member.

(iii)   Third, until the aggregate distributions to the Preferred Members and Common Class CF Member are sufficient to provide to the Preferred Members and the Common Class CF Member as a whole a return of 20% on the aggregate Capital Contribution of the Preferred Members and the Common Class CF Member; and

(iv)   Thereafter, (A) 50% to the Common Members pro rata in accordance with their respective interests, and (B) 50% to the Preferred Members and the Common Class CF Member, pro rata in accordance with their respective interests.

Notwithstanding the foregoing, each Member hereby authorizes the Company to withhold from any distribution of Net Cash Flow otherwise distributable to such Member and to pay over, or otherwise pay, any withholding or other taxes payable by the Company with respect to such Member as a result of such Member's participation in the Company. Any amounts withheld by the Company on account of such taxes shall be treated as if such amounts were distributed to the Member and will not constitute Operating Expenses under this Agreement.

(b)   Tax Distributions. The Manager may, in its sole and absolute discretion, cause the Company to make distributions from Net Cash Flow to each Member, within ninety (90) days after the end of any fiscal year, with respect to such fiscal year (excluding the fiscal year in which the Company is being liquidated) an amount of cash equal to such Member's Tax Liability Amount for such fiscal year (a "Tax Distribution"). For this purpose, a Member's "Tax Liability Amount" for any such fiscal year of the Company means an amount equal to the excess of (I) (i) the Tax Rate multiplied by (ii) the excess of (a) the taxable income (including separately stated items) and gain allocated to such Member for such fiscal year (as shown on the applicable IRS Form 1065 Schedule K-1 filed by the Company) minus (b) the cumulative losses that have been allocated to such Member for each taxable year of the Company to the extent such losses have not previously reduced taxable income and gain pursuant to this provision over (II) the cumulative distributions made to such Member under Section 6.2(a) (including pursuant to Section 9.3 but excluding Tax Distributions made in respect of a prior fiscal year, and taking into account amounts withheld or paid over in respect of such Member pursuant to Section 6.3) during or in respect of such fiscal year. To the extent feasible, Tax Distributions may be made on a quarterly basis based on estimates of the Company's taxable income to facilitate the Members' ability to make quarterly estimated tax payments with respect to their income from the Company. At such time as the taxable income or loss of the Company for a taxable year is finally determined for purposes of the filing of its U.S. federal income tax return for the relevant year, the amounts of any excess Tax Distributions calculated in the manner provided above received by the Members shall be used to offset future Tax Distributions to the Members for subsequent taxable years or by so reducing the proceeds of liquidation otherwise payable to an applicable Member. All Tax Distributions made to a Member pursuant to this Section 6.2(b) shall be treated as an advance distribution to such Member, and shall reduce the amount of any distribution (other than Tax Distributions) to which such Member thereafter becomes entitled under this Agreement, whether from proceeds of the liquidation of the Company, under Section 6.2(a), Section 9.3 or otherwise. Notwithstanding the foregoing, no Tax Distribution shall be payable in connection with a Capital Event or the liquidation of the Company.

6.3.   Withholding.

(a)   Generally. Each Member agrees to furnish the Company with any representations and forms as may reasonably be requested by the Manager or the Partnership Representative to assist the Company in determining the extent of, and in fulfilling, any withholding obligations the Company may have. Each Member agrees to furnish the Company or the Manager with any representations and forms as shall reasonably be requested by the Company or the Manager to assist it in obtaining any exemption, reduction or refund of any withholding or other taxes imposed by any taxing authority or other governmental agency upon the Company or amounts paid to the Company. Each Member agrees to timely file any document that is required by any taxing authority in order to avoid or reduce any withholding obligation that would otherwise be imposed on the Company. Each Member acknowledges that it is responsible for compliance with all tax, exchange control, reporting and other laws and regulations applicable to its investment in the Company. Each Member hereby represents that allocations, distributions and other payments to such Member by the Company are not subject to tax withholding obligations. Each Member hereby agrees to promptly notify the Manager in the event that any allocation, distribution or other payment previously exempt from such withholding becomes or is anticipated to become subject thereto. The Company shall withhold any taxes, fees or other charges the Company is required to withhold or pay under applicable law with respect to any Member (including any interest, penalties and additions to tax imposed thereon and any liability with respect to any Imputed Underpayment Amounts required to be paid on behalf of, or with respect to, such Member or any former Member whose former interest in the Company is held by such Member) ("Withheld Amounts"). Any Withheld Amounts shall be treated as if the same had been distributed to that Member pursuant to Section 6.2(a), Section 6.2(b), Section 6.2(c) or Section 9.3, as applicable. Any other amount required to be paid by the Company to a taxing authority with respect to a Member pursuant to any federal, state, local or foreign tax law in connection with any payment to or tax liability (estimated or otherwise) of the Member shall be treated as a loan from the Company to that Member. If such loan is not repaid within thirty (30) calendar days from the date the Company notifies that Member of the withholding, the loan shall bear interest at an annual rate equal to the lesser of (a) ten percent

(10%) per annum or (b) the highest nonusurious rate permitted by applicable law under such circumstances from the date of the applicable notice to the date of repayment. In addition to all other remedies the Company may have, the Company may withhold distributions that would otherwise be payable to that Member and apply those distributions instead to the repayment of the loan and accrued interest. Neither the Company nor the Manager shall be liable for any excess taxes withheld in respect of any Member, and, in the event of overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate governmental authority.

(b)   FATCA. Each Member hereby agrees to provide to the Company on a timely basis (i) such information, representations, forms or other documentation as the Manager may reasonably request in order for the Manager and the Company (and any member of any "expanded affiliated group" (as defined in Section 1471(e)(2) of the Code) of which the Manager, the Company or any of their Affiliates is a member) to comply with their obligations under, and avoid becoming subject to, withholding, or to obtain any available exemption, reduction or refund of any tax withheld, pursuant to (a) Sections 1471-1474 of the Code (or any amended or successor version thereof), Regulations and any forms, instructions or other guidance issued thereunder (now or in the future) and any intergovernmental agreement or other similar agreement between the United States and one or more other governments or tax authorities that is entered into in order to facilitate compliance with, or otherwise relates to, any of the preceding, together with any regulations, forms, instructions or other guidance issued (now or in the future) by any government or tax authority in a jurisdiction other than the United States in relation to any intergovernmental agreement or similar agreement ("FATCA"); or (b) any legislation in any jurisdiction that the Manager reasonably believes to be similar to FATCA; or (ii) any other information required for the Company to comply with its tax obligations (including, for the avoidance of doubt, obligations pursuant to any agreement that the Company enters into pursuant to Section 1471 of the Code or any similar agreement) or to answer any inquiries from any tax authority. In the event that any Member fails to provide any of the information, representations, certificates or forms (or undertake any of the actions) required by this Section 6.3 or otherwise comply with this Section 6.3, the Manager shall be entitled to take any steps as the Manager determines in its sole discretion are necessary or appropriate to mitigate the consequences of such Member's failure to comply with the requirements of this Section 6.3 or to ensure any FATCA or similar withholding is economically borne by the applicable Member. Each Member hereby consents to the Manager's exercise of the remedies described above and agrees, to the fullest extent permitted by applicable law, to indemnify and hold harmless the Company, each investor in the Company, and the Manager and any Affiliate thereof against the amount of any costs incurred by the Company (including, without limitation, the withholding of any tax on payments to the Company pursuant to FATCA) as a result of (A) such Member's failure to comply with any of the above requirements or to do so in a timely manner, or (B) such Member's participation in the Company. Each Member agrees that it will not make an election under Section 1471(b)(3) of the Code to have the Company withhold amounts on behalf of such Member.

(c)   Indemnity. If the Company, the Manager or any of their respective Affiliates, or any of their respective shareholders, partners, members, officers, directors, employees, managers and, as determined by the Manager in its discretion, consultants or agents, becomes liable as a result of a failure to withhold and remit taxes in respect of any Member (other than the Manager) or otherwise, then, in addition to, and without limiting any indemnities for which such Member may be liable under this Agreement, such Member (other than the Manager) shall, to the fullest extent permitted by law, indemnify and hold harmless the Company, the Manager or any of their respective Affiliates, or any of their respective shareholders, partners, members, officers, directors, employees, managers and, as determined by the Manager in its discretion, consultants or agents, as the case may be, in respect of all taxes, including, without limitation, interest and penalties and income taxes applicable to a Member's allocable share of Company income, and any expenses incurred in any examination, determination, resolution and payment of any such liability.

(d)   Survival. The provisions contained in this Section 6.3 shall survive the termination of the Company, the amendment or termination of this Agreement and the transfer or assignment of any interest in the Company.

6.4.   Regulatory Allocations and Special Allocations. Notwithstanding any other provision of this Agreement, the following special allocations shall be made:

(a)   Qualified Income Offset. If any Member unexpectedly receives an adjustment, allocation or distribution described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), which creates or increases the Member's Adjusted Capital Account Deficit at the end of any fiscal year, then such Member shall be allocated items of income and book gain in an amount and manner sufficient to eliminate such Member's Adjusted Capital Account Deficit as quickly as possible, provided that an allocation pursuant to this Section 6.4(a) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided in this Article VI have been tentatively made as if this Section 6.4(a) were not in the Agreement. This Section 6.4(a) is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Regulations promulgated under Code Section 704(b).

(b)   Minimum Gain Chargeback. Except as set forth in Regulations Section 1.704-2(f)(2), (3), and (4), if, during any fiscal year, there is a net decrease in Minimum Gain, each Member, prior to any other allocation pursuant to this Article VI, shall be specially allocated items of gross income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to that Member's share of the net decrease of Minimum Gain, computed in accordance with Regulations Section 1.704-2(g). It is the intent of the parties hereto that any allocation pursuant to this Section 6.3(b) shall constitute a "minimum gain chargeback" under Regulations Section 1.704-2(f).

(c)   Member Minimum Gain Chargeback. If during any taxable year there is a net decrease in Member Minimum Gain, the partner minimum gain chargeback described in Section 1.704-2(i)(4) of the Regulations shall apply. This Section 6.3(c) is intended to comply with the minimum gain chargeback required in Regulations 1.704-2(i)(4) and shall be interpreted consistently therewith.

(d)   Nonrecourse Deductions. Except as otherwise provided in the Regulations, Nonrecourse Deductions for a fiscal year or other period shall be specially allocated among the Members in proportion to their Percentage Interests.

(e)   Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any fiscal year or other period shall be specially allocated to the Member who bears the Economic Risk of Loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable are attributable in the ratio in which they share the Economic Risk of Loss for such Member Nonrecourse Debt in accordance with Regulations Section 1.704-2(i)(1).

(f)   Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any fiscal year which is in excess of the sum of (A) the amount such Member is obligated to restore pursuant to any provision of this Agreement and (B) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 6.3(f) shall be made if and only to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article VI have been tentatively made as if this Section 6.3(f) and Section 6.3(a) hereof were not in this Agreement.

(g)   Guaranteed Payments. To the extent any compensation paid to any Member by the Company, including any fees payable to any Member pursuant to Section 7.14 hereof, is determined by the IRS not to be a guaranteed payment under Code Section 707(c) or is not paid to the Member other than in the Person's capacity as a Member within the meaning of Code Section 707(a), then, in the discretion of the Manager, Member shall be specially allocated gross income of the Company in an amount equal to the amount of that compensation, and the Member's Capital Account shall be adjusted to reflect the payment of that compensation as a distribution.

(h)   Excess Nonrecourse Liabilities. Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section 1.752-3(a)(3), the Members' interests in Company profits are in accordance with their Percentages Interests.

(i)   Regulatory Allocations. The allocations set forth in this Section 6.4(a) through (f) (the "Regulatory Allocations") are intended to comply with certain requirements of the applicable Regulations promulgated under Code Section 704(b). Notwithstanding any other provision of this Article VI, the Regulatory Allocations shall be taken into account in allocating other operating Profits, Losses and other items of income, gain, loss and deduction to the Members for Capital Account purposes so that, to the extent possible, the net amount of such allocations of Profits, Losses and other items shall be equal to the amount that would have been allocated to each Member if the Regulatory Allocations had not occurred.

6.5.   Tax Allocation Matters.

(a)   Except as otherwise provided in this Section 6.5, all items of income, gain, loss deduction or credit for federal, state and local income tax purposes will be allocated in the same manner as the corresponding "book" items are allocated under Section 6.1 (as a component of Profits or Losses), or Section 6.4.

(b)   Each Member's allocable share of the taxable income or loss of the Company, depreciation, depletion, amortization and gain or loss with respect to any contributed property, or with respect to revalued property where the Company's property is revalued pursuant to Section 1.704-1(b)(2)(iv)(f) of the Regulations, shall be determined in the manner (and as to revaluations, in the same manner as) provided in Section 704(c) of the Code. The allocation shall take into account, to the full extent required or permitted by the Code, the difference between the adjusted basis of the property to the Member contributing it and the fair market value of the property determined by the Manager at the time of its contribution or revaluation, as the case may be. The Company shall apply Section 704(c)(1)(A) by using any permissible method selected by the Manager.

(c)   In the event the Company has in effect an election under Section 754 of the Code, allocations of income, gain, loss deduction or credit to affected Members for federal, state and local tax purposes will take into account the effect of such election pursuant to applicable provisions of the Code.

(d)   In the event that the Company has taxable income that is characterized as ordinary income under the recapture provisions of the Code, each Member's distributive share of taxable gain or loss from the sale of Company assets (to the extent possible) shall include a proportionate share of this recapture income equal to that Member's share of prior cumulative depreciation deductions with respect to the assets which gave rise to the recapture income.

(e)   Allocations pursuant to this Section 6.5 are solely for federal, state and local tax purposes and except to the extent allocations under this Section 6.5 are reflected in the allocations of the corresponding "book" items pursuant to Section 6.1 (as a component of Profits or Losses), or Section 6.4, allocations under this Section 6.5 will not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items or distributions pursuant to any provision of this Agreement.

6.6.   Limitation on Distributions. Notwithstanding anything to the contrary herein, no distribution under Section 6.2 shall be declared or paid if (a) the Company would not be able to pay its debts as they become due in the usual course of business; (b) the Company's total assets would be less than the sum of its total liabilities; (c) such distribution would violate any contractual restriction applicable to the Company or any subsidiary; or (d) such distribution would violate the Act.

6.7.   General.

(a)   If any assets of the Company are distributed in kind to the Members, those assets shall be valued by the Manager on the basis of their fair market value, and any Member entitled to any interest in those assets shall receive that interest as a tenant-in-common with all other Members so entitled. The fair market value of the assets shall be determined by the Manager. The gain or loss for each unsold asset shall be determined as if the asset had been sold at its fair market value. All such gains and losses shall be taken into account in determining the Profit or Loss for such period.

(b)   All Profit and Loss and items thereof shall be allocated, and all distributions shall be made to the Persons shown on the records of the Company to have been Members as of the last day of the fiscal year for which the allocation or distribution is to be made. Notwithstanding the foregoing, if any Unit is Transferred or is increased or decreased by reason of the admission of a new Member or otherwise during any fiscal year, each item of income, gain, loss, deduction or credit of the Company for that fiscal year shall be assigned pro rata to each day in the particular period of that fiscal year to which such item is attributable (i.e., the day on or during which it is accrued or otherwise incurred) and the amount of each item so assigned to any such day shall be allocated to the Member based upon that Member respective Units at the close of that day. Notwithstanding any provision above to the contrary, gain or loss of the Company realized in connection with a sale or other disposition of any of the assets of the Company shall be allocated solely to the parties owning Units as of the date that sale or other disposition occurs. All economic attributes of a Transferor in respect of a Transferred Unit (including, without limitation, the Capital Contributions, Capital Account balance, Unpaid Return and Unreturned Capital balance associated therewith) shall carry over to a Transferee to the extent attributable to the Unit so Transferred.

(c)   The Manager is hereby authorized to amend this Article VI to comply with the Code and the Regulations promulgated under Code Section 704(b).

(d)   The Members are aware of the income tax consequences of the allocations made by this Article VI and hereby agree to be bound by the provisions of this Article VI in reporting their shares of Company income and loss for income tax purposes.

[END OF ARTICLE VI]

ARTICLE VII
MANAGEMENT: RIGHTS, POWERS, AND DUTIES; MEMBERS

7.1. <u>Management of the Company</u>. Except as otherwise herein expressly provided, the Members shall not take part in the management or control of the Company business, and shall not be entitled to participate in, approve or vote on Company matters. Subject to all other provisions of this Agreement, the Manager shall have sole and complete authority over the business and affairs of the Company, be responsible for the day-to-day management of the Company's business, and shall operate its business for the benefit of all Members. The Manager shall have all rights, duties, powers and authority afforded to a manager of a company under the Act. Specifically, but without limiting the generality of this <u>Section 7.1</u>, the Manager shall have the following rights and powers:

(a) To negotiate, execute and deliver all documents and instruments, and to cause the Company to perform any and all actions necessary to facilitate the Preferred Offering and the Crowdfunding Offering, including but not limited to the applicable Subscription Agreement and, in the case of the Preferred Offering, the Investor Suitability Questionnaire.

(b) To negotiate, execute and deliver all documents and instruments, and to cause the Company to perform any and all actions necessary to facilitate the Crowdfunding Financing.

(c) To appoint and remove (with or without cause) officers of the Company who shall have such titles as the Manager may designate and who shall, subject at all times to the supervision and control of the Manager, have the authority customarily exercised by officers of a Delaware limited liability company having similar titles and/or such other authority as may be delegated to such officers by the Manager.

(d) To take any and all other action necessary to maintain the existence of the Company as a limited liability company in good standing under the laws of the State of Delaware and/or to qualify the Company to do business as a foreign limited liability in any other state in which such qualification is required in the opinion of the Manager.

(e) To incur all reasonable expenditures permitted or contemplated by this Agreement and pay all Operating Expenses on behalf of the Company.

(f) To the extent that there are excess funds of the Company that, in the Manager's judgment are not required in connection with the business of the Company, to make distributions thereof in accordance with this Agreement.

(g) To prosecute, protect and defend, or cause to be prosecuted, protected and defended, all of the Company's rights and interests.

(h) To commence or defend, at the Company's expense, litigation that pertains to the Company or any Company asset or interest, or the Company's obligations to indemnify the Manager pursuant to this Agreement.

(i) To enter into, execute, amend, supplement, acknowledge and deliver any and all contracts, agreements, licenses, leases, listing agreements, deeds and other instruments necessary, proper or desirable in the Manager's sole discretion to carry out the business of the Company.

(j)   To amend this Agreement, subject to the approval of the Majority-In-Interest of the Common Members provided further that any amendment to the provisions of Section 6.2(a) which would reasonably result in an adverse effect on the economic rights of a Member (including a Preferred Member or the Common Class CF Member, but excluding any amendment that increases or decreases the number of Units authorized by the Company as well as the designation of the classes of any Units as set forth in Section 3.1), shall also require the approval of the Majority-in-Interest of the Preferred Members and the Common Class CF Member excluding any Preferred Units held by any Common Member.

7.2.   Appointment of Manager. The Manager shall be entitled to appoint, remove, replace and name its successor as Manager, in the Manager's sole discretion; provided, however, that if the Manager is no longer a Member, then the affirmative vote of a Majority-In-Interest of the Common Members at such time shall be required to appoint, remove, replace and name a successor to the Manager. A Manager shall hold office until a successor is so appointed or until such Manager's death, dissolution, resignation or removal, in which case a successor shall be appointed as provided herein.

7.3.   Devotion of Time. The Manager shall devote such time to the Company as shall be necessary in its sole and absolute discretion to conduct the Company's business and to carry out its duties and responsibilities under this Agreement for the furtherance of the operation of the Company.

7.4.   Competing Activities. The Manager and its agents, employee and Affiliates may engage in or invest in, independently or with others, any business activity of any type or description, including without limitation, those that might be the same as or similar to the Company's business and that might be in direct or indirect competition with the Company. Neither the Company, nor any Member shall have any right in or to such other ventures or activities or to the income or proceeds derived from such other activities. Neither the Manager, nor its Affiliates shall be obligated to present any investment opportunity or prospective economic advantage to the Company, even if the opportunity is of a character that, if presented to the Company, could be taken by the Company. The Manager and its Affiliates shall have the right to hold any investment opportunity or prospective economic advantage for its own account or to recommend such opportunity to Persons other than the Members of the Company. The Members acknowledge that the Manager and its Affiliates own and/or manage other businesses, including businesses that may compete with the Company and for the Manager's time. The Members hereby waive any and all rights and claims which they may otherwise have against the Manager and its officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates as a result of such activities.

7.5.   Transactions Between the Company and the Manager. Notwithstanding that it may constitute a conflict of interest, the Manager may, and may cause its Affiliates to, engage in any transaction (including, without limitation, the loaning of money to, the purchase, sale, lease or exchange or any property or the rendering of any service or the establishment of any salary or other compensation, or other terms of employment) with the Company so long as such transactions, on an overall basis, are fair and reasonable to the Company. Notwithstanding the foregoing, the Manager shall not have any obligation, in connection with such transaction between the Company and the Manager or an Affiliate of the Manager, to seek the consent of the Members, including the Common Class CF Member and the Preferred Members.

7.6.   Liability of the Manager Limited to the Manager's Assets. Under no circumstances will any director, officer, shareholder, member, manager, partner, employee, agent or Affiliate of any Manager have any personal responsibility for any liability or obligation of the Manager (whether on a theory of alter ego, piercing the limited liability company veil or otherwise), and any recourse permitted under this Agreement or otherwise of the Members or any former Member or the Company against a Manager will be limited to the assets of the Manager.

7.7.   Reimbursement of Expenses; Compensation of the Manager. The Manager and its Affiliates shall be reimbursed for all expenses incurred in connection with its activities in connection with the operation of the Company, , and all Organizational and Offering Expenses.

7.8.   Limited Liability of Manager. No Person who is a Manager, Partnership Representative or Designated Individual of the Company shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, solely by reason of being a Manager, Partnership Representative or Designated Individual.

7.9.   Execution of Documents. Each check, contract, deed, lease, promissory note, deed of trust, escrow instruction, bond, release or any other documents of any nature whatsoever, in any way pertaining to the Company or on behalf of the Company, shall be signed by the Manager or by any Person designated from time to time by the Manager.

7.10.   Meetings of Members; Written Consent. No annual or regular meetings of the Members are required to be held. However, if such meetings are held, such meetings shall be noticed, held and conducted pursuant to the Act. Any action that may be taken at a meeting of the Members may be taken without a meeting if the Members entitled to vote thereon and casting votes sufficient to approve such action consent in writing to the action, the Company provides prompt written notice of such action to all other Members and if the action is (a) approval of an amendment to the Certificate of Formation (subject to the provision of Section 7.1(j) above) or to this Agreement, (b) the merger of the Company with or into any other entity or (c) the dissolution of the Company, and (with respect to (a) or (b) hereunder) the written consent is not unanimous, written notice shall be given to the other Members at least ten (10) days prior to the consummation of the action authorized by such written consent. Unless otherwise provided in this Agreement, approval of the Members shall mean a Majority-In-Interest of the Common Members.

7.11.   Limited Liability of Members. Except as expressly set forth in this Agreement or required by law, no Member shall be personally liable for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise.

7.12.   Independent Activities of the Members. The Members may engage in or possess an interest in other business ventures of every nature and description, independently or with others, including, but not limited to, those that might be the same or similar to the Company's business and that might be in direct or indirect competition with the Company's business, and neither the Company nor the other Members shall have, and each of them hereby expressly waives, relinquishes and renounces any right by virtue of this Agreement in and to such independent ventures or to the income or profits derived from such ventures.

7.13.   Limitation on Authority of Members. Unless expressly and duly authorized in writing to do so by the Manager, no Member shall have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, or to render it liable for any purpose. This Section 7.13 supersedes any authority granted to the Members pursuant to the Act. Any Member who takes any action or binds the Company in violation of this Section 7.13 shall be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to the loss or expense.

7.14.   Personal Services. No Member shall be required to perform services for the Company solely by virtue of being a Member. Unless approved by the Manager, no Member shall perform services for the Company or be entitled to compensation for services performed for the Company.

7.15. Conduct of Other Business. A Member shall not be obligated to present any investment opportunity or prospective economic advantage to the Company, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company. A Member shall have the right to hold any investment opportunity or prospective economic advantage for its own account or to recommend such opportunity to Persons other than the Company. Each Member hereby waives any and all rights and claims which it may otherwise have against the other Member and its officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates as a result of such activities.

7.16. New Members. No new Member may be admitted into the Company without the written consent of the Manager.

7.17. Exculpation; Indemnification; and Insurance.

(a) Exculpation. Except as expressly set forth in this Agreement, no (i) Member, (ii) shareholder, member or other holder of an equity interest of any Member, or (iii) manager, officer or director of any of the foregoing, shall be liable to the Company or to any other Member for monetary damages for any losses, claims, damages or liabilities arising from any act or omission performed or omitted by him, her or it and arising out of or in connection with this Agreement or the Company's business or affairs; provided, however, such act or omission (A) was taken in good faith, was reasonably believed to be in the best interests of the Company and was within the scope of authority granted to such Person, (B) was not attributable to such Member's or Person's fraud, gross negligence, bad faith, or willful misconduct, or (C) was not a material breach of such Person's obligations under this Agreement. No shareholder, member or other holder of an equity interest in such Member, or manager, officer or director of any of the foregoing, shall be personally liable for the performance of any such Member's obligations of this Agreement.

(b) Indemnification.

(i) The Company shall to the fullest extent permitted by applicable law, indemnify, defend and hold harmless the Manager, the Partnership Representative, the Designated Individual and their Affiliates, shareholders, members and other holders of any equity interest in the Manager, the Partnership Representative, the Designated Individual and their Affiliates, and any manager, officer and director of any of the foregoing (collectively the "Indemnitees"), from and against any losses, taxes, claims, demands, liabilities, costs, damages, expenses and causes of action to which such Indemnitee may become subject in connection with any matter arising out of or incidental to any act performed or omitted to be performed by any such Indemnitee in connection with this Agreement or the Company's business or affairs; provided, however, that such act or omission (i) was taken in good faith, was reasonably believed by the applicable Indemnitee to be in the best interest of the Company and within the scope of authority granted to the Manager or applicable Indemnitee, (ii) in the case of the Manager or related Indemnitee, was not attributable to such Indemnitee's fraud, gross negligence, bad faith, or willful misconduct, or (iii) was not a material breach of such Person's obligations under this Agreement. Any indemnity under this Section 7.17(b) shall be paid solely out of and to the extent of the Company's assets and shall not be a personal obligation of any Member, and in no event will any Member be required, or permitted to contribute additional capital to the Company to enable the Company to satisfy any obligation under this Section 7.17(b).

(ii) If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of

Indemnitees as in effect immediately before such transaction, whether such obligations are contained in this Agreement or elsewhere, as the case may be.

(c)   Insurance Coverage. During the existence of the Company, the Company shall obtain and maintain such insurance coverage, as the Manager deems necessary and appropriate given the nature of the Company's business. All such insurance coverage shall be obtained through carriers, and shall be in such amounts, on such terms, and with such deductibles as the Manager may reasonably require.

[END OF ARTICLE VII]

ARTICLE VIII
TRANSFER OF INTERESTS, REDEMPTIONS AND WITHDRAWALS OF MEMBERS

8.1.   No Transfer or Voluntarily Withdrawal. Other than in accordance with the provisions of this Article VIII, no Member (in such case, a "Transferor") may Transfer all or any portion of its Interest, or voluntarily withdraw or otherwise resign or retire from the Company without the prior written consent of the Manager, which consent may be given or withheld, conditioned or delayed (as allowed by this Agreement or the Act), as the Manager may determine in its sole discretion. After the consummation of any Transfer of any part of a Member's Interest, the Interest so Transferred shall continue to be subject to the terms and provisions of this Agreement, and any further Transfer shall be required to comply with all the terms and provisions of this Agreement. A Transfer does not by itself cause a Member's dissociation or a dissolution and winding up of the activities of the Company.

8.2.   Right of First Refusal.

(a)   Except for Permitted Transfers, if a Member desires to sell any or all of such Member's Units (the "Offered Interests") to another Person (in such case, the "Transferee"), provided that the Member has first obtained the express written consent of the Manager as set forth in Section 8.1, the Transferor shall first send notice of such Person's intention to sell such Offered Interests (the "Offer Notice") to the Company and to the Manager.

(b)   Each Offer Notice shall contain an offer to sell the Offered Interests and shall set forth (i) the number of Offered Interests, (ii) the price at which such Offered Interests are offered (the "Offer Price"), (iii) the identity of the proposed Transferee, and (iv) the material terms and conditions of purchase offered by such Transferor (the "Terms"). Promptly after receipt of an Offer Notice, the Manager shall send a notice (the "Calculation Notice") to the Company setting forth such Member's Percentage Interest, the Transferor's Percentage Interest and the Manager's calculation of the amount of the Offered Interest that may be purchased under Section 8.2(c) hereof (such Member's "Pro-Rata Portion"). In addition, the Transferor and the Manager shall cooperate to make available to each recipient of an Offer Notice sufficient information (which information shall be subject to a confidentiality agreement) to enable a reasonable purchaser to evaluate the Offer Price and the Terms. Any purchase pursuant to this Section 8.2 shall be upon the same terms and conditions specified in the Offer Notice, except that if any Preferred Member experiences an involuntary transfer of his, her or its Preferred Unit (such as by death, divorce or bankruptcy or the death of a spouse) other than to a Family Member, the Manager will have the option to purchase the affected Preferred Member's Preferred Units subject to such involuntary transfer at a purchase price equal to the fair market value of such Interest at such time, with such purchase price to be payable in equal quarterly installments over twenty-four (24) months.

(c)   With respect to any Transfer by any Preferred Member (other than Permitted Transfers), each of the other Preferred Members shall have a right of first refusal to purchase its Pro-Rata Portion of the Offered Interests (which shall be calculated by the Manager based on such Preferred Member's Percentage Interest as compared with the aggregate Percentage Interests of all of the Preferred Members other than the Transferor). If any Preferred Member following its receipt of an Offer Notice desires to purchase its Pro-Rata Portion of the Offered Interests (but not less than all of such amount), such Preferred Member must, within the thirty-five (35) day period (the "Member Acceptance Period") commencing on the date on which the Preferred Members have received both the Offer Notice and the Calculation Notices, give written notice to the Manager and the Transferor (the "Member Acceptance Notice") stating that such Preferred Member wishes to purchase its Pro-Rata Portion of the Offered Interests. The failure by any Preferred Member to exercise its right of first refusal within the Member Acceptance Period shall be deemed a waiver of such right. To the extent that the Preferred Members either waive or do not exercise their rights of first refusal to purchase their Pro-Rata Portions of the Offered

Interests, the Manager shall have the sole opportunity to purchase any remaining unsold portion of the Offered Interests on the same terms and conditions as set out in the Offer Notice. If the Manager desires to purchase some or all of the remaining Offered Interests, the Manager must, within the thirty (30) day period (the "Manager Acceptance Period") commencing on the earlier of (A) the day after the last day of the Member Acceptance Period or (B) such earlier day by which all of the Preferred Members have either exercised or waived their rights to purchase their Pro-Rata Portions, give written notice ("Manager Notice") to the Transferor and to the Company of Manager's election to purchase some or all of the remaining Offered Interests. A failure by the Manager to exercise its right of first refusal within the Manager Refusal Period shall be deemed a waiver of such right.

(d)   If the Preferred Members and/or the Manager have not elected to purchase all of the Offered Interests in accordance with Section 8.2, then, subject to Section 8.3, the Transferor may transfer the remaining Offered Interests proposed to be sold by the Transferor, to any proposed Transferee named in the Offer Notice, at the Offered Price or at a higher price, provided that such Transfer (i) is consummated within one hundred eighty (180) days after the date of the Offer Notice and (ii) is in accordance with all the terms of this Agreement. If the Offered Interests are not so transferred during such one hundred eighty (180) day period, then the Transferor may not transfer any of such Offered Interests without complying again in full with the provisions of this Section 8.2.

(e)   For purposes of clarification, this Section 8.2 shall not apply to the Common Class CF Member.

8.3.   Additional Restrictions on Transfer.

(a)   Each Transferee of Units or other interests in the Company shall, as a condition prior to such Transfer, execute and deliver to the Company a counterpart to this Agreement pursuant to which such Transferee shall agree to be bound by the provisions of this Agreement and all other agreements required at such time by the Manager.

(b)   Notwithstanding any other provisions of this Article VIII, no Transfer of Units or any other interest in the Company may be made unless in the opinion of counsel (who may be counsel for the Company), satisfactory in form and substance to the Manager and counsel for the Company (which opinion may be waived, in whole or in part, at the discretion of the Manager), such Transfer is being made to an "accredited investor" (as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended) and would not violate any federal securities laws or any state or provincial securities or "blue sky" laws (including any investor suitability standards) applicable to the Company or the Unit or other interest to be Transferred, or cause the Company to be required to register as an "Investment Company" under the U.S. Investment Company Act of 1940, as amended. Such opinion of counsel shall be delivered in writing to the Company prior to the date of the Transfer.

(c)   In order to permit the Company to qualify for the benefit of a "safe harbor" under Code Section 7704, notwithstanding anything to the contrary in this Agreement, no Transfer of any Unit or economic interest shall be permitted or recognized by the Company or the Manager (within the meaning of Regulations Section 1.7704-1(d)) if and to the extent that such Transfer would cause the Company to have more than one hundred (100) partners (within the meaning of Regulations Section 1.7704-1(h), including the look-through rule in Regulations Section 1.7704-1(h)(3)).

(d)   No Member may Transfer all or any portion of its Interest if, in the determination of the Manager, such Transfer could cause the Company to be treated as a "publicly traded partnership" or otherwise as an association taxable as a corporation under the Code.

(e)   No Unit may be Transferred unless and until the Transferring Member has provided to the Company such information, forms, certifications and documentation satisfactory to the Company to establish that any applicable withholding requirements on the Transfer have been satisfied in accordance with applicable law, or no such withholding requirements apply.

8.4.   Unauthorized Transfers. Any purported Transfer by a Member that does not comply with this Article VIII will be null and void, and the transferee under such purported Transfer will acquire no title or ownership thereby but will hold such Interest for the benefit of the other Members or holders.

8.5.   Partition. No Member shall have the right to partition any assets of the Company or any interest therein, nor shall a Member make application or proceeding for a partition thereto and, upon any breach of the provisions of this Section 8.5 by a Member, the other Members (in addition to all rights and remedies afforded by law or equity) shall be entitled to a decree or order restraining or enjoining such application, action or proceeding.

8.6.   Charging Orders. The sole and exclusive remedy of any creditor or other third party against any Member with respect to such Member's Units shall be the right to seek and obtain a charge by a court of competent jurisdiction (a "Charging Order"), as prescribed in Section 18-703 of the Act or any successor provision of the Delaware Code, against such Member's Units. Upon successfully obtaining a Charging Order, a creditor or other third party shall only be entitled to only the profits of such Interest. No creditor or other third party, whether or not a Charging Order exists, shall have any right or remedy or to otherwise sell or force a sale of any portion of the Units of any charged Units without the unanimous consent of all the Common Members.

8.7.   Manager's Right to Assign its Interest in the Company. Notwithstanding anything in this Agreement to the contrary, the Manager shall have the right to freely Transfer all or any portion of its Common Units, Common Class CF Units and/or Preferred Units to any Person.

[END OF ARTICLE VIII]

ARTICLE IX
DISSOLUTION, LIQUIDATION, AND TERMINATION OF THE COMPANY

9.1.   <u>Events of Dissolution</u>. The Company shall be dissolved upon the occurrence of any of the following events:

(a)   upon approval of the Manager and Majority-In-Interest of the Common Members;

(b)   the entering of a decree of judicial dissolution under the Act; or

(c)   the sale of all or substantially all of the assets of the Company.

9.2.   <u>Procedure for Winding Up and Dissolution</u>. Upon the occurrence of any event specified in Section 9.1, the Company will continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. The Manager or a Person designated thereby will be responsible for overseeing the winding up and liquidation of the Company, will take full account of the liabilities of the Company and its assets, will either cause its assets to be sold or distributed and if sold as promptly as is consistent with obtaining the fair market value thereof, will cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided in Section 9.3. The Person(s) winding up the affairs of the Company will give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the records of the Company. The Person(s) winding up the affairs of the Company will be entitled to reasonable compensation for such services.

9.3.   <u>Payment of Liabilities and Liquidating Distributions Upon Dissolution</u>. After determining that all known debts and liabilities of the Company in the process of winding up, including debts and liabilities to Members who are creditors of the Company and expenses of liquidation, have been paid or adequately provided for, the remaining assets will be distributed to the Members in accordance with Section 6.2(a).

9.4.   <u>Filing of Certificate of Dissolution</u>. Following the completion of the dissolution and winding up of the affairs of the Company in accordance with this Article IX and applicable law, the Person(s) winding up the affairs of the Company shall promptly file a Certificate of Dissolution with the Delaware Secretary of State.

9.5.   <u>Rights of Members</u>. Except as otherwise provided in this Agreement: (i) each Member will look solely to the assets of the Company for the return of its investment and shall have no right or power to demand or receive property other than cash from the Company; and (ii) if the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the investment of each Member, such Members will have no recourse against other Members for indemnification, contribution or reimbursement.

[END OF ARTICLE IX]

ARTICLE X
COMPANY EXPENSES, BOOKS, RECORDS, ACCOUNTING, AND TAX MATTERS

10.1. Books and Records; Accounting Period.

(a) Books and Records. The officers of the Company shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business. The records shall include, without limitation, complete and accurate information regarding the state of the business and financial condition of the Company, a copy of the Certificate of Formation and this Agreement and all amendments thereto; a current list of the names and last known business, residence, or mailing addresses of all Members, and the Company's federal, state and local tax returns for the prior six (6) taxable years. Each Member or such Member's designated representative shall have the right to have reasonable access to, and inspect and copy the contents of, the Company's books and records. No other person, including, without limitation, any economic unit holder (whether by a valid Charging Order or otherwise) shall have the right to inspect the Company's books or records or have access to any confidential or proprietary information. The rights granted to a Member pursuant to this Section 10.1(a) are expressly subject to compliance by such Member with the safety, security, and confidentiality procedures and guidelines of the Company, as such procedures and guidelines are established from time to time. The Company shall keep on site at its principal place of business each of the following records pursuant to Section 18-305 of the Act: (i) a current list of the full name and last known business, residence, or mailing address of each Member and Manager, both past and present; (ii) a copy of the Certificate of Formation and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any amendment has been executed; and (iii) a copy of this Agreement and all amendments hereto, together with executed copies of any powers of attorney pursuant to which any amendment has been executed.

(b) Accounting Period. The annual accounting period of the Company shall be its fiscal year. The Company's fiscal year shall be selected by the Manager, subject to the requirements and limitations of the Code.

(c) Bank Accounts. All funds of the Company shall be deposited in a bank account or accounts maintained in the Company's name. The Manager shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the Persons who will have authority with respect to the accounts and the funds therein.

10.2. Partnership Representative.

(a) The Manager is hereby designated as the "partnership representative" of the Company within the meaning of Section 6223(a) of the Code (the "Partnership Representative"). If any state or local tax law provides for a tax matters partner/partnership representative or person having similar rights, powers, authority or obligations, the Partnership Representative shall also serve in such capacity. The Manager shall designate an individual (the "Designated Individual") to act on its behalf in its capacity as the Partnership Representative. The Manager may name a replacement Partnership Representative or Designated Individual at any time. In such capacity, the Partnership Representative shall have all of the rights, authority and power, and shall be subject to all of the obligations, of a tax matters partner/partnership representative to the extent provided in the Code and the Regulations, and the Members hereby agree to be bound by any actions taken by the Partnership Representative in such capacity. The Partnership Representative shall represent the Company in all tax matters to the extent allowed by law. Without limiting the foregoing, the Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Any decisions made by the Partnership Representative, including, without limitation, whether or not to settle or contest any tax matter, and the choice of forum for any such contest, and whether or not to extend the period of limitations for the assessment or collection of any tax, shall be made in the Partnership Representative's sole discretion. Without limiting the generality of the foregoing, the Partnership Representative (i) shall have the sole and absolute authority to make any elections on behalf of the Company permitted to be made pursuant to the Code or the Regulations promulgated thereunder, (ii) without limiting the foregoing, may, in its sole discretion, make an election on behalf of the Company under Sections 6221(b) or 6226 of the Code as in effect for the first fiscal year beginning on or after January 1, 2018 and thereafter, and (iii) may take all actions the Partnership Representative deems necessary or advisable in connection with the foregoing. The Partnership Representative will have the authority and responsibility to arrange for the preparation, and filing, of the Company's tax returns.

(b)   Each Member shall provide promptly, and update as necessary at any times requested by the Partnership Representative, all information, documents, self-certifications, tax identification numbers, tax forms, and verifications thereof, that the Partnership Representative deems necessary in connection with (1) any information required for the Company to determine the application of Sections 6221-6235 of the Code to the Company; (2) an election by the Company under Section 6221(b) or 6226 of the Code, (3) an audit or a final adjustment of the Company by a taxing authority, or (4) any other tax purpose. Each Member shall take any action reasonably requested by the Company in connection with an election by the Company under Section 6221(b) or 6226 of the Code, or an audit or a final adjustment of the Company by a taxing authority (including, without limitation, promptly filing amended tax returns and promptly paying any related taxes, including penalties and interest).

(c)   The Members acknowledge that the Company may elect the application of Section 6226 of the Code for any taxable year. This acknowledgement applies to each Member whether or not the Member owns an Interest in both the reviewed year and the year of the tax adjustment. If the Company elects the application of Section 6226 of the Code, the Members shall take into account and report to the IRS (or any other applicable taxing authority) any adjustment to their tax items for the reviewed year of which they are notified by the Company in a written statement, in the manner provided in Section 6226(b), whether or not the Member owns any Interest at such time. Any Member that fails to report its share of such adjustments on its tax return shall indemnify and hold harmless the Company, the Manager, the Partnership Representative, the Designated Individual and each of their Affiliates from and against any and all liabilities related to taxes (including penalties and interest) imposed on the Company as a result of the Member's inaction. In addition, each Member shall indemnify and hold the Company, the Manager, the Partnership Representative, the Designated Individual and each of their Affiliates harmless from and against any and all liabilities related to taxes (including penalties and interest) imposed on the Company (i) pursuant to Section 6221 of the Code, which liabilities relate to adjustments that would have been made to the tax items allocated to such Member had such adjustments been made for a tax year beginning prior to January 1, 2018 (and assuming that the Company had not made an election to have Section 6221 of the Code apply for such earlier tax years) and (ii) resulting from or attributable to such Member's failure to comply with clauses (b) or (c) of this Section 10.2. Each Member acknowledges and agrees that no Member shall have any claim against the Company, the Manager, the Partnership Representative, the Designated Individual or any of their Affiliates for any tax, penalties or interest resulting from the Company's election under Section 6226 of the Code.

(d)   The Company shall advance or reimburse the Partnership Representative and the Designated Individual for all costs and expenses, and for reasonable accounting and legal fees, incurred in connection with the performance of its duties as Partnership Representative or Designated Individual and shall indemnify, defend, and hold the Partnership Representative and the Designated Individual harmless for all expenses, including legal and accounting fees, claims, liabilities, losses and damages incurred in connection with its serving in that capacity.

(e)   The provisions contained in this Section 10.2 shall survive the termination of the Company, the termination of this Agreement and, with respect to any Member, the transfer or assignment of any portion of such Member's Interest.

      10.3.   Taxes and Reports.

(a)   Reports.

(i)   Tax Information. Within one ninety (90) days after the end of each fiscal year of the Company or as soon as reasonably practical thereafter, the Manager shall cause to be sent to each Person who was a Member at any time during the fiscal year then ended, that tax information concerning the Company which is necessary for preparing the Member's U.S. federal income tax returns for that year.

(ii)   Information Rights. The Company shall deliver to each Member:

(A)   unaudited financial statements with a Form C-AR, within 120 days of the end of each fiscal year;

(B)   copies of such Member's Schedule K-1 to the Company's tax returns; and

(C)   such other reports as determined by the Manager, in its sole and absolute discretion.

The Members agree to hold all information with respect to the Company received pursuant to this Agreement or under the Act in confidence, and not to use or disclose any of such information to any third party, except to the extent such information may be made publicly available by the Company; provided, however, that a Member may provide the financial results of the Company to (i) their accountants and attorneys and (ii) their limited partners, institutional lenders, if any, or Affiliates, but such Member shall inform such third parties of their obligation to keep such information confidential and shall be responsible for any breach of confidentiality by such third party.

      10.4.   Confidentiality; Proprietary Information. Each Member acknowledges and agrees that, from time to time, it may receive information from or regarding the Company in the nature of trade secrets or confidential or proprietary information (collectively, "Proprietary Information"). Each Member hereby covenants and agrees to treat and hold as confidential any and all Proprietary Information, and to refrain from using or disclosing (or aiding others in using or disclosing) any and all such Proprietary Information to any Persons other than such Member's directors, managers, officers, employees, representatives and professional advisors who possess a need to know such Proprietary Information and who agree to be bound by and be directly responsible for any breach by such Person of this Section 10.4; provided, however, that Proprietary Information shall not include information generally available to the public (other than as a result of disclosure by a Member, its agents or representatives). In the event that any Member is required in any legal proceeding (including, without limitation, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Proprietary Information, such Member shall notify the Company promptly of the request or requirement so that the Company may seek an appropriate protective order or waive compliance with the provisions hereof.

[END OF ARTICLE X]

ARTICLE XI
INVESTMENT REPRESENTATIONS

The Common Class CF Member and each Preferred Member hereby represents and warrants to, and agrees with, the Manager, the other Members, and the Company as follows:

11.1. Information Reviewed. Such Member has received and reviewed the applicable Subscription Agreement and all other information such Member considers necessary or appropriate for deciding whether to purchase the Units. Such Member has had an opportunity to ask questions and receive answers from the Company and its Manager, officers, and employees regarding the terms and conditions of purchase of the Units and regarding the business, financial affairs, and other aspects of the Company and has further had the opportunity to obtain all information (to the extent the Company possesses or can acquire such information without unreasonable effort or expense) which such Member deems necessary to evaluate the investment and to verify the accuracy of information otherwise provided to such Member. Such Member has relied only on the information received, and represents and warrants that no written or oral representation or information that is in any way inconsistent with such information has been made or furnished to such Member or to such Member's purchaser representative in connection with the offering of the Units.

11.2. Tax Consequences. Such Member has been advised to consult with his, her or its own advisors regarding all legal and tax matters concerning its acquisition of Units and has done so to the extent it considers necessary or appropriate. None of the Company, the Manager, the Partnership Representative, the Designated Individual, nor the partners, shareholders, members, managers, agents, officers, directors, employees, Affiliates, or consultants of any of them will be responsible or liable for the tax consequences to the Member of an investment in the Company. Such Member will look solely to, and rely upon, its own advisers with respect to the tax consequences of its investment in or acquisition of Units.

11.3. Representations and Warranties. All representations, warranties, and statements made by the Member in the applicable Subscription Agreement and, in the case of each Preferred Member, the Investor Suitability Questionnaire, were true, correct, and complete when made, and are true, correct, and complete as of the date of this Agreement. Each Member agrees that the representations, warranties, statements, covenants, and agreements made by the Member in the applicable Subscription Agreement and, in the case of each Preferred Member, the Investor Suitability Questionnaire, are hereby incorporated into this Agreement by reference, and remain fully binding on said Member.

11.4. Legends. Each Member understands that the certificates, if any, evidencing the Units may bear the following legend (and any legend required by applicable state securities laws):

"THE UNITS OF HOME TO HARMONY PRODUCTIONS, LLC, A DELAWARE LIMITED LIABILITY COMPANY, REPRESENTED BY THIS CERTIFICATE, HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. SUCH UNITS MAY NOT BE TRANSFERRED OR RESOLD AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM. ANY TRANSFER OF UNITS IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH IN THE OPERATING AGREEMENT OF HOME TO HARMONY PRODUCTIONS

LLC DATED AS OF MARCH 24, 2025, AS IT MAY BE AMENDED FROM TIME TO TIME."

[END OF ARTICLE XI]

ARTICLE XII
GENERAL PROVISIONS

12.1.   Title to Company Property. Except as provided in the next sentence of this Section 12.1, all real and personal property acquired by the Company shall be acquired and held by the Company in its name. The Manager may direct that legal title to all or any portion of the Company's property be acquired or held in a name other than the Company's name. Without limiting the foregoing, the Manager may cause title to be acquired and held in its name or in the names of trustees, nominees, or straw parties for the Company. It is expressly understood and agreed that the manner of holding title to the Company's property (or any part thereof) is solely for the convenience of the Company, and all of that property shall be treated as Company property.

12.2.   Assurances. Each Member shall execute all such certificates and other documents and shall do all such filing, recording, publishing and other acts as the Manager deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules, and regulations relating to the acquisition, operation, or holding of the property of the Company.

12.3.   Notices. Any and all notices, demands or other communications required or desired to be given hereunder by any party shall be in writing and shall be validly delivered to another party only if served either personally by overnight courier service, by facsimile or email transmission or if deposited in the United States first class mail, certified return receipt requested, postage prepaid at the address, facsimile numbers and email addresses as provided by each Member to the Company. If such notice, demand or other communication is served personally, service shall be conclusively deemed made at the time of such personal service. If such notice is sent by facsimile transmission, email or overnight courier service, service shall be conclusively deemed made at the time of written confirmation of receipt, if on or before 5:00 p.m. local time on a legal business day at the place of receipt, and if not, then on the next legal business day thereafter. If such notice, demand or other communication is given by mail, service shall be conclusively deemed made on the date shown on the return receipt. Any party to this Agreement may change its address for the purpose of receiving notices, demands and other communications as provided in this section by delivering written notice in the manner set forth in this section to the other parties to this Agreement.

12.4.   Specific Performance. The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy such injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured shall be entitled to seek (in addition to any other remedies which may be available to that party) one or more preliminary or permanent orders (a) restraining and enjoining any act which would constitute a breach or (b) compelling the performance of any obligation which, if not performed, would constitute a breach.

12.5.   Entire Agreement; Amendment; Waiver. This Agreement, the applicable Subscription Agreement and, in the case of each Preferred Member, the Investor Suitability Questionnaire constitute the entire agreement between the parties pertaining to the subject matter hereof, and supersede any and all prior agreements, understandings, negotiations, and discussions of the parties, whether oral or written. Subject to the express provisions of this Agreement, no amendment, modification or waiver of this Agreement shall be binding unless approved in writing by the Manager and a Majority-In-Interest of the Common Members. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision of this Agreement, whether or not similar, nor shall such waiver constitute a continuing waiver unless otherwise expressly so provided in writing.

12.6.   Applicable Law; Arbitration; Attorney's Fees. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to principles of conflict of laws, and the rights, duties, and obligations of the Members shall be as stated in the Act except as provided herein. All actions or proceedings arising out of or relating to this Agreement, the breach thereof, the matters hereunder or the interpretation or enforcement of any of the terms or conditions contained in this Agreement ("Proceeding") will be resolved, by submitting the Proceeding to binding arbitration under the American Arbitration Association for arbitration under its Commercial Dispute Rules. Such arbitration will be held solely in County of Kent, Delaware. THE PARTIES HEREBY WAIVE THEIR RIGHT TO JURY TRIAL WITH RESPECT TO ALL CLAIMS AND ISSUES ARISING OUT OF OR RELATING TO THIS AGREEMENT WHETHER SOUNDING IN CONTRACT OR TORT AND UNDERSTAND THAT SUCH WAIVERS ARE VALID UNDER THE GOVERNING LAW. The parties hereby consent to and grant any such court jurisdiction over the persons of such parties and over the subject matter of any such dispute and agree that delivery or mailing of process or other papers in connection with any such action or proceeding in the manner provided in this Section 12.6 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof. The prevailing party in any arbitration, lawsuit or other legal proceeding brought as a result of a breach by any party of this Agreement, or to enforce any party's rights under this Agreement, or pertaining to the subject matter of this Agreement, or otherwise relating to this Agreement, shall be entitled to recover its costs, including reasonable outside attorneys' and expert fees, incurred therein.

12.7.   Word Meanings; Headings. In this Agreement, the singular shall include the plural and the masculine gender shall include the feminine and neuter and vice versa unless the context otherwise requires. The headings herein are inserted as a matter of convenience only, and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

12.8.   Binding Effect. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

12.9.   Successors; No Third-Party Rights. This Agreement will bind and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as expressly provided herein, no rights or obligations of a Member will be assignable and any purported assignments not so permitted will be void ab initio. Nothing expresses or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to this Section 12.9.

12.10. Power of Attorney.

(a)   Appointment of Attorney-in-Fact. Each Member by its execution of the applicable Subscription Agreement of the Company irrevocably makes, constitutes and appoints the Manager as its true and lawful agent and attorney-in-fact, with full power of substitution to its Affiliates and full power and authority in its name, place and stead, to make, execute, sign, acknowledge, swear to, record and file: (i) this Agreement; (ii) any amendment or waiver of any provision of this Agreement that has been adopted or made as herein provided; (iii) all certificates and other instruments deemed advisable by the Manager to comply with the provisions of this Agreement and applicable law or to permit the Company to become or to continue as a limited liability company or other entity wherein the Members have limited liability in each jurisdiction where the Company may be doing business; (iv) all instruments that the Manager deems appropriate to reflect a change or modification of this Agreement or the Company in accordance with this Agreement that does not require the approval or consent of such Member; (v) all conveyances and other instruments or papers deemed advisable by the Manager, to effect the dissolution and termination of the Company pursuant to the provisions of this Agreement; (vi) all fictitious or assumed name certificates required or permitted to be filed on behalf of the Company; and (vii) all other instruments or papers not inconsistent with the terms of this Agreement which may be required by law to be filed on behalf of the Company.

        (b)   Nature and Exercise of Power of Attorney. With respect to each Member, the foregoing power of attorney:

        (i)   is coupled with an interest, shall be irrevocable and shall survive the incapacity or bankruptcy of such Member; and

        (ii)   may be exercised by the Manager either by signing separately as attorney-in-fact for such Member or, after listing all of the Members executing an instrument, by a single signature of the Manager acting as attorney-in-fact for all of them.

(iii) shall survive the delivery of an assignment by such Member of the whole or any fraction of its interest; except that, where the assignee of the whole of such Member's interest has been approved by the Manager for admission to the Company as a substituted Member, the power of attorney of the assignor shall survive the delivery of such assignment for the sole purpose of enabling the Manager to execute, swear to, acknowledge and file any instrument necessary or appropriate to effect such substitution.

        12.11. Interpretation. Each party hereto has been represented by legal counsel in connection with the negotiation and drafting of this Agreement. Each party hereto and its counsel has had an opportunity to review and suggest revisions to the language of this Agreement. Accordingly, no provision of this Agreement shall be construed for or against or interpreted to the benefit or disadvantage of any party by reason of any party having or being deemed to have structured or drafted such provision.

        12.12. Severability. The provisions of this Agreement are severable. The invalidity, in whole or in part, of any provision of this Agreement will not affect the validity or enforceability of any other of its provisions. If one or more provisions hereof will be declared invalid or unenforceable, the remaining provisions will remain in full force and effect and will be construed in the broadest possible manner to effectuate the purposes hereof. The parties further agree to replace such void or unenforceable provisions of this Agreement with valid and enforceable provisions that will achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provisions.

        12.13. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via mail, overnight courier, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have duly and validly delivered and be valid and effective for all purposes.

        12.14. Expenses. The parties will bear all of their own fees and expenses, including, without limitation, fees and expenses of counsel, in connection with the negotiation, preparation and delivery of this Agreement, the applicable Subscription Agreement, The Investor Suitability Questionnaire, if applicable, and the transactions contemplated hereby.

        12.15. Waiver of Potential Conflicts of Interest. Each Member and the Company acknowledges that Versailles Law Corporation ("VLC") is representing the Company and has represented or may have represented or may currently be representing the Manager and/or one or more of its Affiliates and the Common Class CF Member and/or one or more of its Affiliates (each, a "Interested Party"). In the course of such representation, VLC has come into possession of confidential information concerning the Company and may have come into possession of confidential information relating to the Manager, the Common Class

CF Member and/or one or more of the other Interested Parties. Each Member and the Company acknowledges that VLC is representing more than one party in this transaction, including the Company, the Manager and/or one or more other Interested Parties. Texas Disciplinary Rules of Professional Conduct, Rule 1.06, California Rules of Professional Conduct, Rule 1.7, promulgated by the State Bar of California and Illinois Supreme Court Rule 1.7, in which VLC attorneys are licensed to practice law, generally prohibit counsel from representing one or more parties in a matter in which the interests of the parties are directly adverse, unless the parties have been advised of such directly adverse interests and consent in writing to our continued representation under the circumstances. By executing this Agreement, each Member and the Company hereby waives any actual or potential conflict of interest which may arise as a result of VLC's representations of such persons and entities and VLC's possession of such confidential information. Each Member and the Company represents that he, she or it has had the opportunity to consult with independent counsel concerning the giving of this waiver.

[Signature pages follow]


SIGNATURE PAGE TO
OPERATING AGREEMENT OF
HOME TO HARMONY PRODUCTIONS, LLC,
A DELAWARE LIMITED LIABILITY COMPANY


IN WITNESS WHEREOF, and intending to be lawfully bound hereby, the parties hereto have executed this Agreement, or caused this Agreement to be executed, effective as of the Effective Date.

MANAGER AND SOLE COMMON MEMBER:

HARMONY PRODUCTIONS, INC.,
a Delaware corporation

By: _____
      Michael Landon Jr.

Its: President